December 22, 2005


Mr. Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer
Paramount Energy Trust
500, 630 - 4th Avenue, S.W.
Calgary, Alberta, Canada	T2P 0J9


	Re:	Paramount Energy Trust
		Form 40-F for the Fiscal Year Ended December 31, 2004
Filed November 30, 2005
File No. 333-98233


Dear Mr. Sebastian:

      We have reviewed your Form 40-F for the fiscal year ended December 31, 2004, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2004

General

1. Please include page numbers in all filings and exhibits to facilitate communications.


Disclosure Controls and Procedures

2. You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "...
were effective, save for one exception outlined in the next paragraph." Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective. Please revise your disclosure to state the conclusion reached by your chief executive officer and chief financial officer as to whether or not your disclosure controls and procedures are effective. For example, if true, you can state that your disclosure controls and procedures were effective, including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter. Or, if true, you can state that given the identified matter, your disclosure controls and procedures are not effective.

Exhibit 99.2

Auditors` Report

3. The audit report included with your filing is not sufficient, as the auditor is not identified and there is no indication that the report has been signed. Please obtain and file an audit opinion that complies with Article 2-02 of Regulation S-X.

Note 2 - Basis of Presentation and Accounting Policies

b) Petroleum and Natural Gas Operations

4. We note your disclosure that depletion and depreciation of petroleum and natural gas properties are provided on the unit-of-production method, based on estimated proven recoverable reserves. For U.S. GAAP purposes, SFAS 19 requires that depletion of capitalized exploratory drilling and development costs be computed on the basis of proved developed reserves, and that depletion of acquisition costs of proved properties be computed on the basis of total proved reserves. As the term recoverable reserves is not defined within U.S. GAAP, please address the resulting difference in depreciation and depletion of your oil and gas properties in your "Reconciliation of Financial Statements to Accounting Principles Generally Accepted in the United States," in Exhibit 99.2. If you believe the difference is not material, provide us an analysis supporting your conclusion.




Note 5 - Property, Plant and Equipment

5. You disclose that the costs related to the shut-in gas over bitumen reserves are not currently being depleted. As you identify the reserves related to such properties as proved in your "Statement of Reserves Data and Other Oil and Gas Information," on page 11 of
Exhibit 99.1, explain to us why you excluded such costs and reserves from your depletion calculations. Please cite all Canadian and U.S.
accounting literature you relied upon in reaching your conclusion.

Exhibit 99.4

Evaluation of Disclosure Controls and Procedures

6. You state that your chief executive officer and chief financial officer concluded your "...disclosure controls and procedures were effective." This is contrary to the disclosure you included in your
Form 40-F noted above, where you state "...disclosure controls and procedures were effective, save for one exception..." Please revise your disclosures, where necessary, to be consistent.

Exhibit 99.11

Consent of KPMG LLP

7. It appears that the auditors` consent applies only to their audit report associated with your financial statements, and not to their audit report related to your supplemental note, "Reconciliation of
Financial Statements to Accounting Principles Generally Accepted in the United States," included in Exhibit 99.3. Please obtain and file a consent that complies with General Instruction D(9) of Form 40-F.

Form 6-K Filed August 15, 2005

Notes to Consolidated Financial Statements

Note 2 - Change in Accounting Policy

8. We note that you determine the fair value of incentive rights issued under your Unit Incentive Plan using a "modified" Black-Scholes option pricing model. Please explain to us what specific modifications you make to the model, and why you believe this model is appropriate in valuing the incentive rights, given the uncertainty in determining the strike price.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark A. Wojciechowski, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.


								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. Cameron R. Sebastian
Paramount Energy Trust
December 22, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010